Exhibit 99.1

KIMBER RESOURCES INC.

Interim Consolidated Financial Statements
(Unaudited)
(Canadian dollars)

Three and Nine Months Ended March 31, 2010 and 2009

(An exploration stage company)

KIMBER RESOURCES INC.
(An exploration stage company)
Interim Consolidated Balance Sheets
(Unaudited)
(Canadian dollars)

	March 31, 2010	June 30, 2009

ASSETS
Current assets:
Cash and cash equivalents	$6,085,777	$3,455,576
Amounts receivable (note 4)	299,910	190,975
Prepaid expenses	139,889	111,197
	6,525,576	3,757,748

Equipment (note 5)	514,335	608,193

Unproven mineral right interests (Schedule and note 3)	43,095,913	40,943,685
	$50,135,824	$45,309,626

LIABILITIES
Current liabilities:
Accounts payable	$400,440	$228,561
Accrued liabilities	233,000	165,000
	633,440	393,561

SHAREHOLDERS’ EQUITY
Share capital (note 7)
Authorized: Unlimited number of common shares without par value Issued and outstanding:
68,010,586 common shares (2009; 62,086,620 common shares)	63,560,516	56,753,646

Contributed surplus	3,938,640	4,031,196

Deficit, accumulated during the exploration stage	(17,996,772)	(15,868,777)
	49,502,384	44,916,065
	$50,135,824	$45,309,626

Nature of operations and going concern (note 1)

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Interim Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Canadian dollars)

	Three Months	Three Months	Nine Months	Nine Months
	Ended March	Ended March	Ended March	Ended March
	31, 2010	31, 2009	31, 2010	31, 2009

Expenses:
Amortization of equipment	$5,121	$6,249	$17,869	$19,924
Foreign exchange loss	76,078	11,352	68,422	7,326
General exploration	73,096	-	73,096	-
Interest and bank charges	1,258	650	2,875	2,079
Investor relations and shareholder communications	21,724	5,535	59,498	31,054
Legal, audit and consulting	98,685	113,919	349,223	411,242
Office, insurance and miscellaneous	70,941	74,247	197,624	212,641
Rent	44,205	53,221	143,976	147,866
Salaries and benefits	486,758	460,419	950,790	1,007,453
Transfer and filing fees	37,435	17,561	104,292	75,574
Travel and accommodation	10,971	12,249	42,258	44,779
Write down - Setago	124,363	-	124,363	-
	1,050,635	755,402	2,134,286	1,959,938

Loss before other items	(1,050,635)	(755,402)	(2,134,286)	(1,959,938)

Other items:
Investment income	2,408	8,790	6,291	72,698
Other income	-	18,531	-	26,790

Net loss and comprehensive loss for the period	$(1,048,227)	$(728,081)	$(2,127,995)	$(1,860,450)

Loss per share – basic and diluted	$(0.02)	$(0.01)	$(0.03)	$(0.03)

Weighted average number of common shares outstanding, basic and diluted	65,697,616	62,086,620	63,273,224	60,799,029

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Interim Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Canadian dollars)

				Deficit during
		Common		the
		shares	Contributed	exploration	Shareholders’
	Shares	amount	surplus	stage	equity

Balance at June 30, 2008	57,886,620	$52,032,205	$3,541,767	$(13,477,772)	$42,096,200
Net loss for the year	-	-	-	(2,391,005)	(2,391,005)
Shares issued on private placement of common shares and warrants	4,000,000	4,824,985	175,015	-	5,000,000
Share issue costs	-	(350,804)	(12,724)	-	(363,528)
Stock-based compensation	-		428,398	-	428,398
Shares issued on exercise of stock options	200,000	146,000	-	-	146,000
Transfer from contributed surplus on exercise of options	-	101,260	(101,260)	-	-
Balance at June 30, 2009	62,086,620	56,753,646	4,031,196	(15,868,777)	44,916,065
Net loss for the period	-	-	-	(2,127,995)	(2,127,995)
Shares issued on public offering	3,613,300	3,849,578			3,849,578
Share issue costs		(421,596)	-	-	(421,596)
Stock-based compensation	-	-	400,000	-	400,000
Shares issued on exercise of stock options	3,333	2,166	-	-	2,166
Shares issued on exercise of warrants	2,307,333	2,884,166	-	-	2,884,166
Transfer from contributed surplus on exercise of options and warrants	-	492,556	(492,556)	-	-
Balance at March 31, 2010	68,010,586	$63,560,516	$3,938,640	$(17,996,772)	$49,502,384

See notes to the unaudited interim consolidated financial statements

KIMBER RESOURCES INC.
(An exploration stage company)
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Canadian dollars)

	Three Months	Three Months	Nine Months	Nine Months
	Ended March	Ended March	Ended March	Ended March
	31, 2010	31, 2009	31, 2010	31, 2009
Cash (used for) provided by :
Operating Activities
Net loss for the period	$(1,048,227)	$(728,081)	$(2,127,995)	$(1,860,450)
Items not involving cash :
Amortization of equipment	5,121	6,249	17,869	19,924
Stock-based compensation	303,187	210,523	400,000	356,790
Write down - Setago	124,363	-	124,363	-
Gain on disposal of equipment	-	-	-	(5,724)
Net changes in non-cash working capital items
Amounts receivable	12,128	3,033	(6,045)	2,269
Prepaid expenses	(103,970)	(76,385)	(28,692)	(21,815)
Accounts payable and accrued liabilities	(60,001)	46,705	15,206	83,642
	(767,399)	(537,956)	(1,605,294)	(1,425,364)
Investing Activities
Purchase of equipment	(1,612)	(44,125)	(1,940)	(172,258)
Proceeds on disposal of equipment	-	-	-	14,711
Unproven mineral right interests	(778,771)	(685,346)	(2,177,231)	(2,616,108)
	(780,383)	(729,471)	(2,179,171)	(2,773,655)
Financing Activities
Common shares issued on exercise of options	-	-	2,166	-
Common shares issued by public offering	3,849,578	-	3,849,578	5,146,000
Share issuance costs	(321,244)	-	(321,244)	(363,529)
Common shares issued on exercise of warrants	2,884,166	-	2,884,166	-
	6,412,500	-	6,414,666	4,782,471

Increase / (decrease) in cash and cash equivalents during the period	4,864,718	(1,267,427)	2,630,201	583,452

Cash and cash equivalents - beginning of period	1,221,059	5,813,621	3,455,576	3,962,742

Cash and cash equivalents - end of period	$6,085,777	$4,546,194	$6,085,777	$4,546,194

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Canadian dollars)

	Three Months	Three Months	Nine Months	Nine Months
	Ended March	Ended March	Ended March	Ended March
	31, 2010	31, 2009	31, 2010	31, 2009

Supplementary financial information

Non-cash investing and financing activities:
Amounts receivable for unproven mineral rights interests	$(67,065)	$112,498	$(102,890)	$637,682
Accounts payable for unproven mineral rights interests	110,407	89,070	124,321	(425,435)
Amortization capitalized to unproven mineral right interests	24,253	26,111	77,929	123,551
Transfer of contributed surplus upon exercise of stock options and warrants	491,840	-	492,556	-

Cash and cash equivalents are comprised of:
Cash	$1,023,391	$146,349	$1,023,391	$146,349
Treasury bills, and bankers’ acceptance notes	5,062,386	4,399,845	5,062,386	4,399,845
	$6,085,777	$4,546,194	$6,085,777	$4,546,194

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
March 31, 2010
(Unaudited)
(Canadian dollars)

1.	Nature of Operations and Going Concern

Kimber Resources Inc. (“Kimber”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral rights in Mexico. At the date of these financial statements, Kimber has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves. Accordingly, the carrying amount of unproven mineral right interests represents expenditures made to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of Kimber to obtain the necessary financing to complete its exploration and development and to resolve any environmental, regulatory, or other constraints.

Kimber has taken steps to verify title to its mineral right interests in accordance with industry standards for the current stage of exploration of these properties. However, these procedures do not guarantee that title to these rights may not be subject to unregistered prior agreements or other undetected defects.

These unaudited consolidated financial statements are prepared on a going-concern basis, which assumes that Kimber will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As Kimber does not generate positive cash flow from operations, it will need to raise additional funds through future issuance of equity securities or the sale of one or more properties. Although Kimber has been successful in raising funds in the past, there can be no assurance that Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. If Kimber cannot raise adequate funds, its mining properties may be joint ventured, sold or abandoned. During the quarter ended March 31, 2010, Kimber raised gross proceeds of $3,849,578 (US$3,613,300) before share issue costs of $421,596 through a public offering (note 7(a)). In addition on March 11, 2010, 2,307,333 warrants were exercised for gross proceeds of $2,884,166.

These unaudited consolidated financial statements do not include any adjustments to the carrying value of assets and liabilities, and changes to balance sheet classifications that may be necessary should Kimber not continue as a going concern and these adjustments and reclassifications could be material.

2.	Basis of presentation, adoption of new accounting standards, recent accounting pronouncements

a)	Basis of presentation

The unaudited consolidated financial statements include the accounts of Kimber, and its wholly owned subsidiaries, Minera Monterde S. de R.L. de C.V., Minera Pericones S. A. de C.V. and Kimber Resources de Mexico S. A. de C.V. Intercompany balances and transactions are eliminated on consolidation.

These unaudited consolidated financial statements have been prepared by Kimber in accordance with Canadian generally accepted accounting principles (GAAP) and require management to make estimates and assumptions that affect the amounts reported in these unaudited consolidated financial statements and accompanying notes. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, stock-based compensation, impairment of unproven mineral right interests and amortization. Actual results could differ from those estimates.

These unaudited consolidated financial statements should be read in conjunction with Kimber’s annual audited consolidated financial statements for the years ended June 30, 2009 and 2008 as these unaudited consolidated financial statements do not contain all the disclosures required by Canadian GAAP for annual financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
March 31, 2010
(Unaudited)
(Canadian dollars)

2.	Basis of presentation (continued)

These unaudited consolidated financial statements are prepared utilizing the same accounting policies and their methods of application as the most recent annual audited consolidated financial statements, but are not necessarily indicative of the results to be expected for a full year.

b)	Adoption of new accounting standards

Effective July 1, 2009, Kimber adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

i)	CICA Handbook Section 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued new CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replacing CICA 3062, “Goodwill and Other Intangible Assets”, and CICA 3450, “Research and Development Costs”. Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards (“IFRS”) and U.S. GAAP. The effective date of adopting this standard for Kimber was July 1, 2009. The impact of implementation of these standards did not have a material impact on Kimber’s consolidated financial statements.

c)	Recent accounting pronouncements

i)	CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests”.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests” to replace Section 1581 and Section 1600. Effective July 1, 2011, Kimber will adopt the new handbook sections prospectively to establish updated standards on the recognition, measurement criteria and presentation for business acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. The impact of implementation of these standards is not expected to have a material impact on Kimber’s consolidated financial statements.

3.	Unproven Mineral Right Interests

Kimber’s mineral rights are located in the States of Chihuahua, Mexico and Estado de Mexico, Mexico. During the nine month period ended March 31, 2010 Kimber capitalized $2,152,228 of costs to unproven mineral right interests (2009 - $2,951,906).

A Consolidated Schedule of Unproven Mineral Right Interests as at March 31, 2010 and for the nine months ended March 31, 2010, is included at the end of the Notes to the Consolidated Financial Statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
March 31, 2010
(Unaudited)
(Canadian dollars)

3.	Unproven Mineral Right Interests (continued)

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. As at March 31, 2010, the entire Monterde Property comprises 35 mineral concessions totalling 29,296 hectares in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions
Kimber owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of $1,477,043 (US$1,129,900). On January 15, 2010, Kimber completed the purchase, by payment of US$60,000, of the San Francisco mineral rights concession in the Monterde property. The total purchase price for this concession, which covers 30 hectares was US$75,000.

El Coronel concessions
Kimber owns a 100% interest in the El Coronel mineral concessions by having made total payments of $1,206,958 (US$1,000,000).

Staked concessions
Kimber has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from semi annual taxes.

Setago Property

The Setago Property has a property area of 10,069 hectares and lies approximately 24 kilometres to the west of the Monterde Property. Kimber staked one exploration concession in 2006 and two exploration concessions during the year ended June 30, 2008. The property requires no further payments other than for semi annual taxes. During the quarter ended March 31, 2010, management, based on current priorities, elected not to continue work on the Setago project at the current time, and costs capitalized to date were written off.

Pericones Property

Kimber owns Pericones, a property in Estado de Mexico, covering a total area of 11,890 hectares. The property requires no payments other than for semi annual taxes.

4.	Amounts Receivable

Amounts receivable at March 31, 2010 are comprised primarily of an IVA tax refundable from the Government of Mexico. The IVA Tax is currently 16% of expenditures in Mexico. Kimber has been receiving IVA refunds on an ongoing basis and expects to continue to recover outstanding amounts.

	March 31, 2010	June 30, 2009

IVA tax receivable	$238,576	$136,173
GST receivable	20,331	14,486
Other receivables	41,003	40,316

	$299,910	$190,975

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
March 31, 2010
(Unaudited)
(Canadian dollars)

5.	Equipment

		March 31, 2010		June 30, 2009
	Cost	Accumulated	Net value	Net value
		Amortization
Camp and equipment	$504,339	$(195,821)	$308,518	$338,215
Camp vehicles	277,021	(194,038)	82,983	116,736
Computer equipment	211,763	(133,948)	77,815	98,500
Computer software	69,710	(65,505)	4,205	9,319
Office fixtures and equipment	78,843	(38,029)	40,814	45,423
	$1,141,676	$(627,341)	$514,335	$608,193

6.	Segmented Information

Kimber operates in one operating segment which is mineral exploration.

	March 31, 2010	June 30, 2009
Assets by geographic segment, at cost
Canada
Current	$6,186,081	$3,515,516
Equipment	64,431	82,299
	6,250,512	3,597,815
Mexico
Current	339,495	242,232
Equipment	449,904	525,894
Unproven mineral right interests	43,095,913	40,943,685
	43,885,312	41,711,811

	$50,135,824	$45,309,626

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
March 31, 2010
(Unaudited)
(Canadian dollars)

7.	Share Capital

a)	Share Capital

On February 10, 2010, Kimber closed a public offering of 3,142,000 common shares at US$1.00 per share for gross proceeds of $3,365,082 (US$3,142,000). On March 8, 2010, the full over allotment option was exercised for 471,300 common shares for gross proceeds of $484,496 (US$471,300). Share issue costs associated with the offering were $421,596.

During the quarter ended March 31, 2010, 2,307,333 warrants were exercised for gross proceeds of $2,884,166.

b)	Warrants

The continuity of warrants for the nine months ended March 31, 2010 and the year ended June 30, 2009 is as follows:

	# of Warrants	Exercise Price	Expiry Date
Balance – June 30, 2008	4,000,000	$ 1.25	March 11, 2010
Issued	2,000,000	$ 1.80	September 24, 2010
Balance – June 30, 2009	6,000,000	$ 1.43
Exercised for shares	(2,307,333)	$ 1.25
Expired	(1,692,667)	$ 1.25
Balance – March 31, 2010	2,000,000	$ 1.80	September 24, 2010

c)	Stock Options

On December 12, 2007, the shareholders of Kimber approved the adoption of the 2007 Stock Option Plan that allows for the grant of stock options up to 10% of the issued and outstanding common shares from time to time less the number of stock options outstanding under Kimber’s former 2002 Stock Option Plan. The exercise price is generally set at the closing price on the last trading date preceding the date of their grant and will vest in accordance with the determination of the Board of Directors, generally 1/3 of their number on the date of grant and an additional 1/3 at the end of each nine month period thereafter.

Summary of stock option activity:

	Nine Months ended March 31, 2010		Year ended June 30, 2009
	Options Outstanding	Weighted average exercise price	Options Outstanding	Weighted average exercise price

Balance, beginning of period	4,022,000	$ 1.16	3,132,000	$ 1.44
Granted	1,137,500	$ 1.15	1,370,000	0.65
Exercised	(3,333)	$ 0.65	(200,000)	0.73
Forfeited	(16,667)	$ 1.43	(205,000)	1.97
Expired	(380,000)	$ 2.12	(75,000)	2.05
Balance, end of period	4,759,500	$ 1.08	4,022,000	$ 1.16

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
March 31, 2010
(Unaudited)
(Canadian dollars)

c)	Stock Options (continued)

Stock options outstanding and exercisable at March 31, 2010 are as follows:

Exercise price	Number outstanding	Number exercisable	Expiry date
$
1.65	160,000	160,000	September 2010
1.50	50,000	50,000	December 2010
2.40	150,000	150,000	July 2011
2.59	100,000	100,000	November 2011
2.67	50,000	50,000	December 2011
1.95	400,000	400,000	April 2012
0.85	52,000	52,000	September 2012
0.86	400,000	400,000	September 2012
0.78	400,000	400,000	November 2012
0.79	500,000	500,000	February 2013
0.65	1,360,000	836,660	January 2014
1.15	1,137,500	379,167	February 2015
	4,759,500	3,477,827
Weighted average exercise price	$ 1.08	$ 1.13

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Schedule of Unproven Mineral Right Interests (note 3)
(Unaudited)
(Canadian dollars)

	March 31, 2010	Expenditures during period	June 30, 2009
MEXICO
Monterde Property
Acquisition and taxes	$2,994,878	$147,999	$2,846,879
Exploration and Engineering
Amortization	610,321	76,108	534,213
Assays	3,800,886	15,530	3,785,356
Drilling	13,130,339	-	13,130,339
Engineering	2,480,210	348,604	2,131,606
Environmental study	1,330,567	10,812	1,319,755
Field, office	1,338,461	264,942	1,073,519
Geological, geophysical	7,016,933	525,198	6,491,735
Legal	735,810	64,428	671,382
Maps, reports, reproductions	1,109,172	74,106	1,035,066
Metallurgy	886,277	110,538	775,739
Road and drill site maintenance	2,042,827	-	2,042,827
Salary and wages	813,894	31,794	782,100
Scoping study	25,482	-	25,482
Socioeconomic studies	65,301	-	65,301
Stakeholder costs	79,105	-	79,105
Supplies	1,968,607	79,553	1,889,054
Travel, accommodation	1,655,155	75,256	1,579,899
Third party recoveries	(9,931)	-	(9,931)
	39,079,416	1,676,869	37,402,547
	42,074,294	1,824,868	40,249,426
Setago Property
Acquisition and taxes	27,883	6,901	20,982
Exploration	96,480	26,199	70,281
Costs Written off	(124,363)	(124,363)	-
	-	(91,263)	91,263
Pericones Property
Acquisition and taxes	44,623	14,952	29,671
Exploration
Amortization	3,930	1,821	2,109
Assays	68,073	23,608	44,465
Drilling	132,543	119,246	13,297
Environmental study	13,844	3,839	10,005
Field, office	1,339	-	1,339
Geological, geophysical	533,953	175,353	358,600
Legal	979	-	979
Maps, reports, reproductions	5,871	102	5,769
Road and drill site maintenance	23,186	23,186	-
Supplies	50,429	13,161	37,268
Travel, accommodation	142,849	43,355	99,494
	976,996	403,671	573,325
	1,021,619	418,623	602,996
Total unproven mineral right interests	$43,095,913	$2,152,228	$40,943,685